SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

6 August 2008

For Immediate Release

Prudential plc (“Prudential”)

Director/PDMR Shareholding

On 4 August 2008, in London, Michael Garrett, non – executive director, transferred 921 Prudential plc 5p ordinary shares from his own name to a nominee in the name of HSBC Global Custody Nominee (UK) Limited. The transaction was for no consideration. There is no change to the total beneficial holding of Prudential 5p ordinary shares held by Michael Garrett.

Total holding prior to notification: 23,793 shares

Total percentage holding prior to notification: less than 0.001%

Total holding following notification: 23,793 shares

Total percentage holding following notification: less than 0.001%

Prudential was informed of this transaction on the 5 August 2008. This notification is in accordance with DTR 3.1.4R (1)(a).

Enquiries:

Emma Jacobs

Emma.Jacobs@prudential.co.uk

0207 548 3931

Name of signature of duly authorised officer of issuer responsible for making notification:

Robert Walker, Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 06, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SUSAN HENDERSON
Susan Henderson
Deputy Group Secretary